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LANOPTICS                                   HATAMAR 1, STREET
                                            P.O.B. 527, YOKNEAM 20692, ISRAEL
                                            PHONE: (972) 4-959 6644
                                            FAX: (972) 4-959 4177
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                                                                January 31, 2005
VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Attention:  Adam Halper, Esq.

                  Re:  LanOptics Ltd
                       File No. 333-121611
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Dear Mr. Halper:

     On behalf of our company, I request that the above referenced Registration Statement be declared effective by the Securities and Exchange Commission at 10:00 a.m. on February 2, 2005. Management of our company and the selling shareholders are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above referenced Registration Statement. We acknowledge that:

     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o Our company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you very much for your courtesy in this matter.


                                            Very truly yours,

                                            /s/Meir Burstin
                                            Dr. Meir Burstin
                                            Chairman of the Board